Gina R. Wardlow

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-4568 Fax 732 482-8022

gina.wardlow@prudential.com

September 16, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A

Pre-Effective Amendment No. 1 and 2 to Registration Statement on Form N-4

File Nos. 333-170345 and 811-21988

Dear Ms. Samuel:

This submission responds to your comments that we discussed during our August 24, 2011 telephone conversation concerning the above-referenced Form N-4 Registration Statement. To assist with your review, we delineate below those changes to the filing that we have made in response and to reflect certain other disclosure changes we have made since our last filing. This letter and the blacklined drafts have been filed as correspondence on EDGAR. Additionally, we have filed Pre-Effective Amendment No. 2, which supplements prior filings, to complete all required exhibits and disclosure.

1.	Summary of Section 1 (Page 8) and “Short Term Cancellation Right or “Free Look” (Page 11)

The disclosure describing that the free-look may be longer depending upon the state in which the annuity was purchased should be moved after the second sentence.

RESPONSE: The sentence that the free-look period may be longer depending upon the state in which the annuity was purchased was moved after the second sentence in the free-look The free look discussion in the “Summary of Section 1” and within “Short Term Cancellation Right or “Free Look”” in Section 1 have been revised to include the refund of Purchase Payments required under the Internal Revenue Code. In addition the term “IRS” has been replaced by the term the “Code.”

We appreciate your attention to this letter. Should you have any questions regarding this submission, please feel free to contact me at 732-482-4568.

Very truly yours,

/s/ Gina R. Wardlow
Gina R. Wardlow

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